FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of August 2003

                          GILAT SATELLITE NETWORKS LTD.
                 (Translation of Registrant's Name into English)


                        Gilat House, Yegia Kapayim Street
                  DANIV PARK, KIRYAT ARYE, PETAH TIKVA, ISRAEL
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F /_/

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes /X/ No /_/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's proxy to shareholders dated August 18, 2003.


                                    Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Gilat Satellite Networks Ltd.
                                  (Registrant)


                                  By:    /S/ YOAV LEIBOVITCH
                                             Yoav Leibovitch
                                             Chief Financial Officer

Dated: August 26, 2003

                          GILAT SATELLITE NETWORKS LTD.
                                   GILAT HOUSE
                              21 YEGIA KAPAYIM ST.
                                   KIRYAT ARYE
                            PETAH TIKVA 49130, ISRAEL
                              ____________________

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 15, 2003

To our Shareholders:

     The Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. ("GILAT" or the "COMPANY") will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on September 15, 2003, at 10:00 a.m. local time (the "SPECIAL MEETING" or the "MEETING") for the following purposes:

     1. Reporting on business for the year ended December 31, 2002 and receiving and considering the Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2002.

     2. Electing one member to our board of directors to fill a vacancy and to serve until the next Annual Meeting of Shareholders and until his successor is duly elected and qualified.

     3. Approving an amendment of the Company's directors and officers' insurance policy from a $100 million limit to a $20 million limit beginning March 2003 through April 2003 and further amending the insurance policy to a $10 million limit, valid and paid up through March, 2004.

     4. Approving the adoption of the 2003 Stock Option Plan and the Section 102 Stock Option Plan (2003), which provide for the grant of options to purchase up to an aggregate of 1,500,000 ordinary shares of the Company, par value NIS 0.20 per share.

     5. Approving remuneration for non-employee directors of the Company.

     6. Approving the consulting agreement of the Company with a company controlled by the chairman of the board of directors of the Company.

     7. Approving a settlement agreement with each of Yoel Gat and Amiram Levinberg, past executive officers of the Company and currently directors of the Company.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

     Pursuant to our articles of association, the board of directors has fixed the close of business on August 11, 2003 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

     You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. ONLY PROXIES THAT WILL BE RECEIVED AT THE INDICATED ADDRESS NO LATER THAN 12:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 11, 2003, WILL BE DEEMED RECEIVED IN A TIMELY FASHION AND THE VOTES THEREIN SHALL BE RECORDED. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

     Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company's share register.

                                  By Order of the Board of Directors,


                                  SHLOMO RODAV
                                  CHAIRMAN OF THE BOARD OF DIRECTORS

August 18, 2003

                          GILAT SATELLITE NETWORKS LTD.
                                   GILAT HOUSE
                                YEGIA KAPAYIM ST.
                                   KIRYAT ARYE
                            PETAH TIKVA 49130, ISRAEL

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 15, 2003

                                 PROXY STATEMENT

     This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd., par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on September 15, 2003, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the "SPECIAL MEETING" or the "MEETING"). The Notice of Special Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about August 26, 2003. Unless the context otherwise requires, references in this Proxy Statement to "Gilat", the "Company", "we" or "our" refer to Gilat Satellite Networks Ltd.

     At the Meeting, our shareholders will be asked:

     (i) to report on business for the year ended December 31, 2002 and receive and consider the Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2002.

     (ii) to elect one member to our board of directors to fill a vacancy and to serve until the next Annual Meeting of Shareholders and until his successor is duly elected and qualified.

     (iii) to approve an amendment of the Company's directors and officers' insurance policy from a $100 million limit to a $20 million limit beginning March 2003 through April 2003 and further amend the insurance policy to a $10 million limit, valid and paid up through March, 2004.

     (iv) to approve the adoption of the 2003 Stock Option Plan and the Section 102 Stock Option Plan (2003), which provide for the grant of options to purchase up to an aggregate of 1,500,000 ordinary shares of the Company, par value NIS 0.20 per share.

     (v) to approve remuneration for non-employee directors of the Company.

     (vi) to approve the consulting agreement of the Company with a company controlled by the chairman of the board of directors of the Company.

     (vii) to approve a settlement agreement with each of Yoel Gat and Amiram Levinberg, past executive officers of the Company and currently directors of the Company.

     VOTING AT THE MEETING

     Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

     Shareholders who hold their ordinary shares in "street name", through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

     Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

     Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, brokers may vote such shares on behalf of their clients with respect to "routine" matters (such as the election of directors or appointment of auditors), but not with respect to "non-routine" matters. As the proposals to be acted upon at the meeting include both routine and non-routine matters, brokers may turn in a proxy card for uninstructed shares that vote "FOR" the routine matters, and expressly stating that the brokers are not voting on non-routine matters. This express statement is called a "broker non-vote". For purposes of determining whether any of the matters submitted to shareholders have been approved, broker non-votes will be excluded from the number of shares deemed to have voted on such matters at the Meeting. Accordingly, broker non-votes will not affect the voting on any such matters, although broker non-votes will be counted to determine if a quorum is present.

     SOLICITATION OF PROXIES

     We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

     REVOCATION OF PROXY

     Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

     (i) delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

     (ii) duly executing a subsequent proxy relating to the same shares and delivering it to us, before the time fixed for the Meeting; or

     (iii) attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 7, 2003, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Carolyn O'Neill.

     SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of ordinary shares at the close of business on August 11, 2003, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

     REQUIRED VOTES

     The resolutions being proposed to the shareholders all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. The votes of all shareholders voting on the matter, in person or by proxy, will be counted. The count shall not take abstentions into account.

     QUORUM

     The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-third of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-third of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

     SHARES OUTSTANDING

     As of August 11, 2003, the Company had 12,987,860 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

     AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" EACH OF THE PROPOSALS.

I. PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of August 11, 2003 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 12,987,860 ordinary shares outstanding as of August 11, 2003. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

                   NAME AND ADDRESS                            NUMBER OF         PERCENT OF
                                                                ORDINARY          ORDINARY
                                                                 SHARES            SHARES
                                                              BENEFICIALLY       OUTSTANDING
                                                                 OWNED
Eliezer Fishman (1)(4)                                         2,165,185             16.67
Bank Hapoalim B.M (1)(2)                                       1,781,843             13.72
Israel Discount Bank Ltd. (1)(3)                               1,154,765              8.89
SES Americom Inc. (1)                                           929,802               7.16
MW Post Advisory Group(1)                                       706,312               5.44
All officers and directors as a group                           156,063               1.20
(5 persons)

____________________

(1) Based on Schedule 13D filings.

(2) Bank Hapoalim B.M. also holds 4.00% Convertible Notes due 2012 in the principal amount of $12,164,739. The Notes are convertible beginning April 15, 2004. The Company has an outstanding loan from Bank Hapoalim B.M. in the approximate amount of $71.4 million.

(3) Israel Discount Bank Ltd. also holds 4.00% Convertible Notes due 2012 in the principal amount of $9,514,743. The Notes are convertible beginning April 15, 2004. Israel Discount Bank Ltd. has issued performance guarantees to the Company in the approximate aggregate amount of $13.3 million.

(4) Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies):
Fishman Family Properties Management (1988) Ltd. ("FFPM"), Fishman Chains Ltd. ("FC"), Fishman Mifalei Kerur Ltd. ("FMK"), E.T. Fishman Properties (1998) Ltd. ("ETFP"), Hashkaot Kedaiot Ltd. ("HK"), and Fish Et Ltd. ("FE"), all of which are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK. Mr. Fishman, directly and through members of the Fishman family, also holds 4.00% Convertible Notes due 2012 in the aggregate principal amount of $17,697,422.

II. CONSIDERATION OF THE AUDITORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

     Our board of directors recommends that the shareholders receive and consider the Auditors' Report the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2002 attached hereto as EXHIBIT A .

PROPOSAL NO. 1

     At the Meeting, our board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002, be, and the same hereby are, and each hereby is, received and considered."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III. ELECTION OF DIRECTOR

     At the Meeting, one director is to be elected in order to fill a vacancy caused by the resignation of Mr. Shally Tshuva. The director nominated for election is Mr. Robert Bednarek who has served as an observer on the Board of Directors since April 15, 2003 and was appointed on June 30, 2003 by the board of directors to fill the vacancy caused by Mr. Tshuva's resignation on June 26, 2003, until the Meeting. It is the intention of the persons named in the proxy to vote for the election of Mr. Bednarek. Gilat is unaware of any reason why Mr. Bednarek, if elected, should be unable to serve as a director. If he is unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. Mr. Bednarek has advised the board of directors of Gilat of his intention to serve as director if elected.

PROPOSAL NO. 2

     At the meeting, the board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the election of Mr. Bednarek to the board of directors, as presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated August 18, 2003, be, and hereby is, approved."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

NOMINEE FOR THE BOARD OF DIRECTORS OF THE COMPANY

     The following information concerning the nominee is based on the records of the Company and information furnished to it by the nominee:

     Mr. Bednarek served as a director of Gilat from April 2002 to September 2002. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES GLOBAL S.A., the parent Company of SES Americom Inc. which is a principal shareholder of Gilat and a major supplier of satellite transponder capacity to the Gilat group. Mr. Bednarek previously was the Executive Vice President and Chief Technology Officer of PanAmSat Corporation and holds a B.Sc. degree in engineering from the University of Florida and was appointed an observer of the board of directors on April 15, 2003 and a director on June 30, 2003.

     BOARD PRACTICES

     Our directors, except for the external directors, are currently elected at the annual shareholders' meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

     ALTERNATE DIRECTORS

     Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

     BOARD COMPENSATION

     The compensation committee, the audit committee and the board of directors have recommended a change in the compensation of our directors. This recommendation is being brought to the approval of the shareholders as Proposal No. 5 herein.

     EXTERNAL DIRECTORS

     Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our Company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public Company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the Company or by its controlling shareholders, during the 2 years preceding their appointment. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person's other positions or business creates or may create conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a Company may not engage an external director as an employee or otherwise.

     External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the Company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a Company are of one gender, the external director to be elected must be of the other gender.

     Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     The Israeli Companies Law requires external directors to submit to the Company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

     Our external directors nominated at the Annual General Meeting held on April 15, 2003 are Ms. Linda Harnevo and Mr. David Milgrom.

     AUDIT COMMITTEE

     The Israeli Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include, but are not limited to, identifying irregularities in the management of the Company's business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company's external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

     Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. The Securities and Exchange Commission (the "SEC") has proposed new rules which would, among other things, impose independency requirements on each member of the audit committee. Under the proposal, the rules of the national securities exchanges and national securities associations (such as the National Association of Securities Dealers (NASD) which partially owns and operates Nasdaq) must be in effect no later than the first anniversary of the publication of the final rule in the Federal Register, which is expected to be in 2004.

     The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment Company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has also proposed certain prohibitions on compensation to members of an audit committee, including prohibitions on payments to a member as an officer or employee, as well as other compensatory payments, whether made directly or indirectly.

     The SEC has proposed to define "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934 as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

     Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

     Our audit committee is in compliance with the requirements of the Israeli Companies Law and with the proposed SEC rules. Our audit committee members are Ms. Linda Harnevo, Mr. David Milgrom and Mr. Gideon Chitayat. Both Mr. David Milgrom and Mr. Gideon Chitayat are financial experts.

     INDEPENDENT DIRECTORS

     Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors. Under rules proposed by Nasdaq, the majority of the members of the board directors will need to be independent. These proposals have not yet been approved by the SEC.

         An "independent director" for these purposes has been proposed to mean a person other than an officer or employee of a Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     The following persons are not considered independent under the proposed rules:

     (a) a director who is employed by the Company or by any parent or subsidiary of the Company within the last three years;

     (b) a director who accepts or has a non-employee family member (by blood, marriage or adoption or has the same residence) who accepts any payments from the Company or any of its affiliates in excess of $60,000 during the current fiscal year or any of the past three fiscal years;

     (c) a director who is a family member of an individual who is, or within the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer;

     (d) a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year or any of the past three fiscal years;

     (e) a director of the listed Company who is employed as an executive officer of another entity where any of the executive officers of the listed Company serve on the compensation committee of such other entity, or if such relationship existed within the last three years; or

     (f) a director who was a partner or employee of the Company's outside auditor, and worked on the Company's audit, within the last three years.

     This independence requirement does not apply to a Company of which more than 50% of the voting power is held by an individual, a group or another Company.

     STOCK OPTION PLANS

     In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options) (the "1993 ISO/RSO PLAN") and Section 102 Option/Restricted Stock Purchase Plan (the "1993 SECTION 102 PLAN") (collectively, the "1993 PLANS"). The 1993 Plans provide for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 15,925 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries.

In June 1995, we adopted the following plans, referred to together as the "1995 PLANS":

     (i) the 1995 Stock Option Plan (Incentive and Restricted Stock Options) (the "1995 ISO/RSO PLAN"), which currently provides for the granting of incentive and restricted stock options for the purchase of up to 197,000 ordinary shares;

     (ii) the 1995 Section 102 Stock Option/Stock Purchase Plan (the "1995
SECTION 102 PLAN"), which provides for the granting of options to purchase up to 296,000 ordinary shares; and

     (iii) the 1995 Advisory Board Stock Option Plan (the "1995 ADVISORY BOARD PLAN"), which provides for the granting of options to purchase up to 7,500 ordinary shares.

     The purpose of the 1993 Plans and 1995 Plans was to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 1993 and 1995 ISO/RSO Plans are designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the "CODE"). The 1993 and 1995 Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The 1995 Advisory Board Plan is designed to allow for the granting of options to members of the Advisory Board. The 1993 Plans expired on January 27, 2003 and the 1995 Plans will expire on June 29, 2005 (ten years after their adoption), unless terminated earlier by the board of directors.

As of June 30, 2003, an aggregate of 46,836 shares remain available for issuance under the 1995 Section 102 Plan.

     The 1995 Plan is administered by a Stock Option Committee appointed by the board of directors. The Stock Option Committee has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase under the 1995 Plan, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 1995 Plan. Such consideration generally may consist of cash or, at the discretion of the board of directors, cash and a recourse promissory note.

     Stock options issued as incentive stock options pursuant to the 1995 ISO/RSO Plans will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 1995 ISO/RSO Plans must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). The exercise price of restricted stock options issued pursuant to the 1995 ISO/RSO Plans and the 1995 Advisory Board Plan must not be less than the lower of (i) 50% of the book value of the ordinary shares as of the end of the fiscal year immediately preceding the date of such grant or (ii) 50% of the fair market value per share of ordinary shares as of the date of the grant. The price per share under options awarded pursuant to the 1995 Section 102 Plan may be any price determined by the Stock Option Committee.

     Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued. Ordinary shares as to which the rights associated with such shares have not vested will be held by a trustee designated by us.

     In April 2001, Gilat initiated a voluntary stock option exchange program for its employees (the "OPTION EXCHANGE PROGRAM"). Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat's stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat's Plans. The exercise price of these new options is equal to the fair market value of Gilat's ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, the Company granted the new options under the Option Exchange Program. Options for a total of 322,183 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

     In May 1999, the board of directors approved the establishment of a new stock option plan under Section 102 of the Israel Income Tax Ordinance with 25,000 ordinary shares to be reserved for issuance. Management was directed to prepare the plan and obtain the necessary regulatory approvals. The plan was approved by the shareholders at the 1999 annual meeting, but the request for regulatory approval was withdrawn and there are no current plans to activate the plan in the near future.

     All of the above figures take into account the Company's reverse stock split implemented on April 15, 2003.

IV. APPROVAL OF THE TERMS OF THE COMPANY'S D&O INSURANCE POLICY

     Our board of directors recommends that the shareholders approve the decision to continue to hold directors' and officers' insurance with the amended terms described herein. Coverage under the Company's policy was $100 million for our officers and directors for their actions as such, as well as for the Company, and covered defense costs and liability through March 2003. Coverage was reduced retroactively for March 2003 to $20 million pursuant to a decision by the board of directors in April 2003. Coverage was again reduced effective May 2003 by the board of directors to $10 million in a policy which will expire in March 2004. Other than decreasing the coverage limit, the fundamental terms of the policy are not materially different from the terms of the previous coverages. The current policy, as did earlier ones, covers our securities offerings. It also provides limited coverage for acts during office for 5 years after a director or officer no longer serves and contains such standard exclusions as for foreign corrupt practice payments and insider trading. The board of directors believes that such coverage is in the best interests of the Company because, among other things, (i) it enables the Company to attract and retain quality directors and officers by providing adequate insurance to cover them if they are sued personally for their corporate acts; (ii) it helps to create a corporate culture for the necessary decision making, by providing peace of mind to the officers and directors' and (iii) it eases the burden of lawsuits brought against directors and officers, which, notwithstanding the merits or lack thereof, are time consuming, disruptive, and expensive. The board of directors believes that the reduced coverage is sufficient given the Company's current trading price and market cap.

PROPOSAL NO. 3

     At the Meeting, the Board of Directors will propose that the following Ordinary Resolution be adopted:

     "RESOLVED, that the Company continue to hold the directors' and officers' insurance policy, with the coverage amount of $20 million for the period beginning March 1, 2003 and ending April 30, 2003, and of $10 million beginning May 1, 2003, valid and paid up through March 2004, which policy shall insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers in the Company at any time during their service in the Company, provided that such insurance claim is permitted by law."

     Upon receipt of a properly signed and dates proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

V. ADOPTION OF 2003 STOCK OPTION PLAN AND THE SECTION 102 STOCK OPTION PLAN
(2003)

     A. ADOPTION OF THE 2003 STOCK OPTION PLAN. The board of directors recommends that the shareholders adopt the 2003 Stock Option Plan (the "ISO/RSO PLAN"), which provides for the granting of incentive and restricted stock options to purchase up to 1,500,000 Ordinary Shares, in the form attached hereto as EXHIBIT B. The creation of the 2003 ISO/RSO Plan will enable the Company to attract and retain qualified persons as employees, officers, directors and consultants and to motivate such persons by providing them with equity participation in the Company. The 2003 ISO/RSO Plan will expire on September 11, 2013 (10 years after its adoption), unless terminated earlier by the board of directors.

     The 2003 ISO/RSO Plan provides that it is to be administered by the board of directors. The board may, in its discretion, appoint and maintain a share option committee to administer the plan to the extent permissible under applicable law. The board of directors has broad discretion to determine the persons entitled to receive options under the 2003 ISO/RSO Plan, the terms and conditions on which options are granted and the number of shares subject thereto. The board of directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option granted under the 2003 ISO/RSO Plan. Such consideration generally may consist of cash.

     The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the Ordinary Shares as of the date of grant and no less than $5.00 per share. The exercise price of restricted stock options issued pursuant to the 2003 ISO/RSO Plan must not be less than the lower of 50% of the book value per Ordinary Share as of the end of the fiscal year immediately preceding the date of such grant or 50% of the fair market value per Ordinary Share on the date of such grant.

     The Ordinary Shares acquired upon exercise of an option are subject to restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued. Ordinary Shares as to which the optionee's rights have not vested will be held by a trustee designated by the Company and, until vesting, may be voted by the trustee pursuant to the direction of the board.

     B. ADOPTION OF THE SECTION 102 STOCK OPTION PLAN (2003). The board of directors recommends that the shareholders adopt the Section 102 Stock Option/Stock Purchase Plan (the "2003 SECTION 102 PLAN"), which is an appendix to the ISO/RSO Plan in the form attached hereto as APPENDIX A TO EXHIBIT B. The adoption of the 2003 Section 102 Plan is subject to the approval of the plan by the Israeli Tax Authorities. The creation of the 2003 Section 102 Plan will enable the Company to attract and retain qualified persons as employees, directors and consultants, and to motivate such persons by providing them with an equity participation in the Company. The 2003 Section 102 Plan will expire on September 11, 2013 (10 years after its adoption), unless terminated earlier by the board of directors.

     The board of directors has broad discretion to determine the persons entitled to receive options or purchase shares under the 2003 Section 102 Plan, the terms and conditions on which options or shares are granted or purchased (and the number of shares subject to options granted). The board of directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option granted under the 2003 Section 102 Plan.

     The options granted and the shares acquired upon exercise of an option are subject to restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on the disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued. Options and shares as to which the optionee's rights have not vested will be held by a trustee designated by the Company and, until vesting, may be voted by the trustee pursuant to the direction of the board. Pursuant to
Section 102 of the Israel Income Tax Ordinance, all options granted and shares purchased (as the case may be) under the 2003 Section 102 Plan will be held by the trustee for a minimum of two years, regardless of any prior vesting of such options and shares.

PROPOSAL NO. 4

     At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

     "RESOLVED, that the forms of 2003 Stock Option Plan and, subject to the approval of the Israeli Tax Authorities, Section 102 Stock Option Plan
     (2003), in the forms attached to the Company's Proxy Statement, dated August 18, 2003, as EXHIBIT B AND APPENDIX A, respectively (allotting an aggregate of 1,500,000 ordinary shares), be, and hereby are, adopted."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VI. APPROVAL OF REMUNERATION TO NON-EMPLOYEE DIRECTORS

     The board of directors will present at the Meeting for shareholder approval a resolution approved by the board of directors authorizing the payment of remuneration to the directors of the Company who are not employees of the Company.

     To date, the members of the board of directors who are not employees of the Company have received $10,000 for each year of service on the board. Non-employee members of the board devote considerable time and effort to the affairs of the Company in attending meetings of the board and its committees, and otherwise acting on matters brought before the board for consideration. The Company believes that non-employee members of the board should also receive compensation for their attendance of each meeting of the board or a committee thereof. Accordingly, the board of directors, the audit committee and the compensation committee, subject to shareholder approval has resolved to provide for annual compensation to non-employee members of the board in the amount of $10,000 plus $300 for each board or committee meeting attended, provided that the board member is a member of such committee.

     As additional remuneration for their services as directors on our board of directors, the board of directors, the audit committee and the compensation committee have, subject to shareholder approval and subject to approval by the Israeli Tax Authorities, resolved to grant the non-employee directors options for the purchase of 6,066 shares each from the 2003 Section 102 Plan.

PROPOSAL NO. 5

     At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

     "RESOLVED, that the proposed remuneration for the members of the board of directors who are not also employees of the Company presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated August 18, 2003, be, and they hereby are, approved."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VII. APPROVAL OF EXECUTIVE CONSULTING AGREEMENT

     The board of directors will present at the Meeting for shareholder approval a resolution approved by the board of directors and the audit and compensation committees as to terms of consulting of the chairman of the board of directors, Mr. Shlomo Rodav.

     Mr. Rodav, who was nominated as the chairman of the board of directors by the board of directors, is serving in a supervisory capacity as part of the executive management of Gilat. The consulting agreement is with Israel Literage & Supply Co. Ltd. (the "Consultant"), a company in his ownership and control. The agreement specifies management services to be provided by the Consultant through Mr. Rodav and is for a three-year term. Either party may terminate the agreement prior to the end of the term upon six-months' notice. If Mr. Rodav is not elected to the Board, Consultant shall continue to perform its obligations hereunder as requested by the Board. The Company may terminate the consulting agreement at any time for cause, which includes fraud and gross negligence, or if Mr. Rodav is convicted for a felony.

     Under the agreement, Israel Literage & Supply Co. Ltd. is to receive (i) $25,000 per month against an invoice for the period beginning March 2nd, 2003;
(ii) an annual bonus of 2.5% of the net profits of the company or, if there are no profits, a bonus to be determined by the board of directors and subject to the approval of the shareholders; and (iii) participation by the Consultant or Rodav in the Company's employee stock option and employee bonus plans. Specifically, upon issuance by the Board of Directors, Consultant or Rodav shall be entitled to options to purchase up to 30,329 shares in accordance with the 2003 Section 102 Plan. Upon termination of the Consulting Agreement, any options not yet vested will expire, but all vested options will be exercisable.

     In addition, in the event that during the term the Consultant is providing services to the Company, the Company is purchased or merged (other than a merger in which the shareholders of the Company are holding more than 50% of the voting power of the surviving entity, following the merger) in a transaction at which shareholders holding more than 20% of the Company shall receive a price per share (subject to any stock split, stock combination (reverse split), bonus shares or other similar adjustments) of US$10-15 then the Company shall pay the Consultant a bonus in the amount of US$2,000,000 (plus VAT); in the event the shareholders shall receive a price per share (subject to any stock split, stock combination (reverse split), bonus or other similar adjustments of US$15.02-25, the amount of the bonus shall be US$3,000,000 and in the event the price per share (subject to any stock split, stock combination (reverse split), bonus shares or other similar adjustments) shall exceed US$25, the amount of the bonus shall be US$4,000,000 (plus VAT). The bonus shall be paid within 30 days of the consummation of such purchase or merger.

     The consultant is also entitled to reimbursement of Mr. Rodav's expenses, including car, mobile phone, telephone and ADSL, all in accordance with the Company's policy. In addition to the Directors and Officers insurance in effect during the Consultant's term, the agreement also provides that the Company shall purchase a "run-off" insurance coverage for the consultant and Mr. Rodav for a period of seven years after the termination of the proposed consulting agreement. To the extent permitted by law, the Company also undertakes to indemnify the Consultant and Mr. Rodav for any excess costs he may incur as a result of events triggering the insurance policy.

PROPOSAL NO. 6

     At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

     "RESOLVED, that the proposed terms of the consulting agreement between the Company and Israel Literage & Supply Co. Ltd presented to the Special Meeting of Shareholders and described in the Company's Proxy Statement dated August 18, 2003, be, and they hereby are, approved."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VIII. APPROVAL OF SETTLEMENT AGREEMENT WITH FORMER EXECUTIVES

     The board of directors will present at the Meeting for shareholder approval a resolution approved by the board of directors and the audit and compensation committees as to terms of a settlement agreement with Messrs. Yoel Gat and Amiram Levinberg, currently directors and shareholders of the Company.

     Effective April 15, 2003, each of Yoel Gat ("GAT") and Amiram Levinberg ("LEVINBERG") resigned from their respective positions as chairman and Chief Executive Officer and President of the Company. On June 24, 2003, after the approval of the audit committee and the board of directors the Company entered into a settlement agreement with Gat and Levinberg, which is subject to shareholders' approval. The agreement settles all amounts due to Gat and Levinberg in connection with their employment with the Company and provides that each will provide the Company, at no additional consideration but at the Company's expense, consultation services to the extent requested for a period of one year. According to the settlement agreement, the Company shall pay Mr. Gat an amount of NIS 9,200,000 and Mr. Levinberg an amount of NIS 6,200,000.

     In the agreement, the Company releases each of Gat and Levinberg from any and all claims that the Company may have against them. in their capacity as employees or officers or directors of the Company, except as follows: (a) a claim regarding fraud, deceit, exploitation, cheating, theft, embezzlement, intentional misconduct, criminal offence and claims regarding the issues described in Section 263 of the Israeli Companies Law, 1999; (b) any claim or third-party-notice filed by the Company, as a result of a claim that has been filed against the Company, its affiliates or their employees, officers or directors, by any shareholder, employee or other third party; (c) any claim required to be filed or reserved in order to allow or secure payment or coverage under any of the Company's insurance policies, or (d) a claim the Company is required to file in order to avoid a breach of any applicable law. If the Company files a claim against Gat or Levinberg, Gat and Levinberg would each have the option of terminating the agreement. If the agreement is terminated in this manner, all original rights and claims by the Company, Gat and Levinberg will be restored and reserved.

PROPOSAL NO. 7

     At the Meeting, our board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the settlement agreement dated June 24, 2003 presented to the Special General Meeting of the shareholders as described in the Company's Proxy Statement dated August 18, 2003, be and hereby is, approved."

IX. OTHER BUSINESS

     The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.